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                            February 16, 2021

       Eric D. Marsh
       President, Chief Executive Officer and Chairman of the Board Vine Resources Inc.
       5800 Granite Parkway, Suite 550
       Plano, Texas 75024

                                                        Re: Vine Energy Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
2, 2021
                                                            CIK 0001693853

       Dear Mr. Marsh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Industry and Market Data , page vii

   1. We note your response to our prior comment 4. Please revise to include the names and dates of the reports
you cite by The Oil & Gas Journal, Enverus, IEA, and EIA.
       Prospectus Summary
       Our Company , page 2

   2. We note your revised disclosure in response to our prior comment 3 that your 85%
                                                        weighted average rate
of return is based on internal cost assumptions for your remaining drilling locations at a
NYMEX gas price of $2.75 per MMbtuMMBtu. Please provide us
                                                        with these cost
assumptions and tell ushow you calculated this weighted average rate of
 Eric D. Marsh
FirstName LastNameEric D. Marsh
Vine Resources Inc.
Comapany16,
February  NameVine
            2021    Resources Inc.
February
Page 2 16, 2021 Page 2
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         return.
Recent Developments, page 10

3. We note your response to prior comment 8, but we were unable to find revisions in your submission. Revise your disclosure to better describe the effects of the COVID-19 pandemic, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Refer to Disclosure Guidance Topics Nos. 9 & 9A. Recent Debt Transactions, page 11

4. We note your disclosure regarding your recent debt transactions. Please file copies of your Second Term Lien Loan, Second Lien Credit Agreement, Third Lien Credit
         Agreement, and amendment to and extension of your RBL, as exhibits with your registration statement.
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information, page 21

5. Disclosure on page 23 of your submission states that you define levered free cash flow as the amount of money you have remaining after paying your financial obligations related to investing activities prior to considering any funds received from or paid for financing activities. Your disclosure goes on to state that, to the extent it is positive, levered free cash flow demonstrates you generated cash that can be used for other purposes including reducing debt, distributions to shareholders, or simply increasing your cash position. Revise your disclosure as non-GAAP measures such as the one presented in your submission should not be used in a manner that implies they represent the residual cash flow available for discretionary expenditures. For additional guidance, refer to question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial
         Measures.
6. You define the non-GAAP measure unlevered free cash flow as the amount of money you have remaining after paying your financial obligations related to investing activities prior to considering any funds received from or paid for financing activities and cash interest expense. It appears that this non-GAAP liquidity measure excludes charges (i.e., cash interest expense) that required, or will require, cash settlement. Revise your disclosure to comply with Item 10(e)(1)(ii)(A) of Regulation S-K.
Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware, page 47

7. Revise the risk factor to clarify that the exclusive forum provision in your amended and restated certificate of incorporation will not apply to Securities Act or Exchange Act claims. We note your disclosure on page 140.
 Eric D. Marsh
FirstName LastNameEric D. Marsh
Vine Resources Inc.
Comapany16,
February  NameVine
            2021    Resources Inc.
February
Page 3 16, 2021 Page 3
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Overview
Capital Resources and Liquidity, page 73

8. We note disclosure which states that you plan to fund your 2021 capital expenditures through cash flow from operations, proceeds from this offering and borrowings under your New RBL facility. Please expand your discussion to disclose your expected capital expenditures for the year ended December 31, 2021. Refer to Item 303(a)(2)(i) of
         Regulation S-K.
Business
Our Operations
Reserves Data and Presentation, page 97

9. Your response to prior comment 13 clarifies that all of the probable and possible reserves presented on pages 98, 99, and 102 are undeveloped; however, your disclosure continues to present these reserves without clarifying that these reserves are undeveloped. Refer to the requirements in Items 1202(a)(2)(v) and (a)(2)(vii) of Regulation S-K regarding the disclosure of the estimated probable and possible reserves by producing status category,
         e.g. probable undeveloped and possible undeveloped reserves, respectively, and revise your disclosure accordingly.
Proved Undeveloped Reserves (in MMcf), page 100

10. The proved undeveloped reserve figure of 367,423 MMcf shown for Brix and Harvest combined at December 31, 2020 appears to be inconsistent with the corresponding estimates in Exhibits 99.5 and 99.8, respectively. Revise your disclosure to resolve this apparent inconsistency as well as the resulting inconsistency in the proved undeveloped
         reserve figure of 1,723,298 MMcf shown for the    Combined    entities
at December 31,
         2020.
11. The figure of 135,545 MMcf shown in the opening line of footnote (3) that represents the total negative non-economic change, if combined with the figure of 712,255 MMcf representing the total negative change due to economic factors, does not reconcile to the overall change of 832,532 MMcf for the line item. Please revise your disclosure to resolve the apparent inconsistency
12. We have read your response to prior comment 14 and note that you have expanded the discussion of the changes that occurred due to revisions of the previous estimates in the net quantities of your proved undeveloped reserves. However, it appears that comparable modifications were not incorporated into the discussion of the revisions that occurred in the net quantities of total proved reserves for Vine Oil & Gas LP on page F-35 or Brix Oil
         & Gas on page F-66 of Submission No. 2, respectively. Please revise your disclosure to separately quantify the net amount attributable to each underlying factor to reconcile to the overall change due to revisions so that the change in net reserves between periods is
 Eric D. Marsh
FirstName LastNameEric D. Marsh
Vine Resources Inc.
Comapany16,
February  NameVine
            2021    Resources Inc.
February
Page 4 16, 2021 Page 4
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         fully explained. Refer to the requirements in FASB ASC 932-235-50-5. Adjusted Index Prices Used in Reserve Calculations,, page 102

13. Please expand the tabular disclosure presented on page 103 to additionally disclose the comparable SEC prices used to estimate the probable and possible reserves as of
         December 31, 2020 and 2019, respectively.
14. We have read your response to prior comment 15. Please expand the disclosure of the
         NYMEX futures prices presented on page 104 to additionally provide the average volume weighted realized price per Mcf after adjustments for basis and other factors affecting the prices sales received.
Preparation of Reserve Estimates, page 105

15. We have read your response to prior comment 14 and note that you have expanded your disclosure to discuss the uncertainty related to the estimates of probable reserves included in the prospectus. However, it appears that your disclosure does not include a comparable discussion of the uncertainty related to the estimates of the possible reserves included in the prospectus. Please revise your disclosure to comply with the requirements in Item
         1202(a)(5) of Regulation S-K.
Experts, page 162

16. Please expand the disclosure to reference to reserve reports prepared by Von Goten as of
         December 31, 2020.
Financial Statements
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 - Transaction Accounting Adjustments, page F-9

17. With reference to the relevant guidance per Rule 11-02 of Regulation S-X, explain your bases for pro forma adjustment (c) for the write-off of historical debt issuance costs and the elimination of amortization expense of such costs related to the Brix Credit Facility and pro forma adjustment (m) for the monitoring fee which will be eliminated upon completion of the offering.
Vine Oil & Gas LP
Consolidated Statements of Operations, page F-15

18. We note your response to prior comment 22, but it does not appear that you have provided pro forma tax and earnings per share data on the face of your historical statements of operations. Revise to provide this type of presentation as you will become a taxpaying entity for federal income tax purposes following the completion of your planned corporate reorganization.
 Eric D. Marsh
FirstName LastNameEric D. Marsh
Vine Resources Inc.
Comapany16,
February  NameVine
            2021    Resources Inc.
February
Page 5 16, 2021 Page 5
FirstName LastName
Exhibits and Financial Statement Schedules, page II-2

19. The reserves reports submitted as Exhibits 99.1 through 99.9 do not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and submit revised reserves reports to address the following points.

                The reserves report should disclose the producing status category for the estimated probable and possible reserve in the report, e.g. developed and/or undeveloped, to comply with Item 1202(a)(8)(ix) and Item 1202(a)(2) of Regulation S-K,
              respectively.

                The reserves report should disclose the proportion of the
registrant   s total reserves,
              e.g. total proved, total probable and total possible, covered by the report to comply with Item 1202(a)(8)(iii) of Regulation S-K.

                The reserves report should disclose that the estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the
              Securities and Exchange Commission (SEC) definitions and requirements as set forth in Rule 4-10(a) of Regulation S-X to comply with Item 1202(a)(8)(iv) of Regulation
              S-K.

                The reserves report should discuss the inherent uncertainties with respect to the probable and possible reserves included in the report to comply with Item
              1202(a)(8)(vii) and Item 1202(a)(5) of Regulation S-K,
respectively.
20. The reserves reports submitted as Exhibits 99.1 through 99.96 include disclosure that appears to be excerpted from the Society of Petroleum Engineers (
SPE   ), the World
         Petroleum Council (   WPC   ), the American Association of Petroleum
Geologists
         (   AAPG   ), and the Society of Petroleum Evaluation Engineers (
SPEE   ) Petroleum
         Resources Management System (   PRMS   ). Please tell us what reliance
you have placed
         upon guidance other than the definitions and requirements identified under (1) Item
         1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of
         Regulation S-X shall apply for purposes of disclosure under Subpart
229.1200 and (2) the
         FASB Accounting Standards Codification Topic 932, Extractive
Activities   Oil and Gas
         in the preparation of the estimates of the proved, probable and possible reserves disclosed in the reserves report and in the prospectus.
21. The reserves reports included as Exhibits 99.3, 99.6 and 99.9 should be revised to clarify, if true, that the report was prepared for inclusion in certain filings made with the
         Securities and Exchange Commission (SEC) as a reserves sensitivity analysis in accordance with the definitions and regulations of the SEC other than the use of optional price and cost parameters as specified in the report pursuant to Item 1202(b) of Regulation
         S-K to comply with Items 1202(a)(8)(i), (iv) and (a)(v) of Regulation S-K.
22. The reserves reports included as Exhibits 99.3, 99.6 and 99.9 should be revised to disclose
 Eric D. Marsh
Vine Resources Inc.
February 16, 2021
Page 6
      the average initial product prices in $ per MMBtu before adjustments for price differentials weighted by production over the remaining lives of the properties along with the average realized product prices in $ per Mcf after adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report, e.g. total proved, total probable and total possible, to comply with Item 1202(a)(8)(v) of Regulation S-K.
23. You disclose the net quantities of total proved reserves and the changes therein at
      December 31, 2018 for Vine Oil & Gas LP on page F-35 or Brix Oil & Gas on page F-66 of Submission No. 2, respectively. Tell us why the reserves reports prepared by W.D.
      Von Gonten at December 31, 2018 have been removed from the list of exhibits and were not submitted with the registration statement.
        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at
202-551-3699 with questions about engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameEric D. Marsh
                                                           Division of
Corporation Finance
Comapany NameVine Resources Inc.
                                                           Office of Energy &
Transportation
February 16, 2021 Page 6
cc:       Michael Rigdon, Esq.
FirstName LastName